 Lithium – made in the USA  Powering America’s Clean Energy Transition  October 2020

OUR PURPOSE

To provide the domestic lithium required for America's transition to a clean energy future

- Founded in 2016 – Headquartered in Belmont, NC, USA
- PLL: Listed on NASDAQ and ASX – Symbol PLL
- Lithium Hydroxide from Spodumene in the United States
- Ideally Located to Address China's Market Dominance
- World-Class Business in Scale and Economics
- Binding Lithium Sales Agreement with Tesla
- Strong Cash Position

CORPORATE SNAPSHOT

PIEDMONT LITHIUM LIMITED	Nasdaq	ASX
Shares / ADRs (1 ADR =100 Shares)	11.6 M	1,155.3 M
Price (@10/2/20)	$26.11	A$0.34
Average Daily Trading Volume (90-day)	$22.3 M	A$1.9 M
Market Cap (@10/2/20)[1]	$302 M	A$393 M
Cash (@ 6/30/20)[1]	$26 M	A$36 M

1 – Pro forma for the placement which closed 8/4/20

KEY SHAREHOLDERS

Australian Super	10%
Fidelity	9%
Officers and Directors	8%
United States ADR Program	26%

BOARD OF DIRECTORS

Ian Middlemas	Australia	Chairman
Keith D. Phillips	USA	President & CEO
Anastasios Arima	USA	Director
Jeff Armstrong	USA	Director
Jorge Beristain	USA	Director
Levi Mochkin	Australia	Director

RESEARCH COVERAGE

CANACCORD Genuity · ROTH Capital Partners · TAYLOR COLLISON · FOSTER STOCKBROKING · ThinkEquity

2

POSITIVE ESG PROFILE

Clean Energy Product Portfolio	▪ Lithium fuels EVs, reducing emissions two-thirds vs. ICE vehicles ▪ Quartz by-product targeted at growing solar glass market
OEMs Prefer Hard Rock for Sustainability	▪ Preference for spodumene vs. brine from a sustainability perspective ▪ Brine projects under pressure due to impact on water supply
Short Transport Distances	▪ 20-mile SC6 transport for integrated business vs. ~5,000 from Australia to China ▪ Potential 98% reduction in 'quarry-to-EV' supply chain
Green Quarrying	▪ 100% of electricity will come from low-carbon sources ▪ No toxic chemicals or tailings impoundment; electric fleet being evaluated
Social	▪ First-world labor and environmental practices ▪ USA safety standards

3

Nasdaq : PLL ASX : PLL PIEDMONT LITHIUM

   ELECTRIFICATION is A GLOBAL MEGA-TREND  4    EVs are superior vehiclesSmoother, quieter, fasterEVs reduce emissions2/3 lower greenhouse gas emissions vs. ICEsEVs are lower costFar cheaper to fuel and maintain  Source: Benchmark Minerals Intelligence  Tesla Model 3

     Ev DEMAND IS driven By economics  Source: Bloomberg New Energy Finance https://about.bnef.com/blog/behind-scenes-take-lithium-ion-battery-prices  13% Annual Cost Reduction  Source: ARK Innovation – Big Ideas 2020  5  EV SELLING PRICES projected TO FALL DUE TO LOWER BATTERY COSTS

 BROAD US SUPPORT FOR EVS  6

OEMs ALL-IN ON EVs

- **Major OEMs are committed to EVs**
  - 400+ new EV models coming to market by 2025
- **EU / China and other governments requiring lower CO_2 emissions**
- **Mass market vehicles coming for the first time**
  - Ford to produce electric F-150 in 2022
  - VW ID.3 launched in 2020



OF EVS LAUNCHED BY 2025
VW 80
BMW 47
Geely 41
Changan 34
FCA 32
SAIC 30
Ford 28
HMC-KIA 23
GM 20
RNM Alliance 12
Peugeot 11
Toyota 10
Daimler 10
0
20
40
60
80

Source: Bloomberg New Energy Finance Electric Vehicle Outlook 2019



VW ID.3
(2020)



Mustang MachE
(2021)



Rivian Trucks
(2022)



Porsche Taycan
(2020)

7

 Tesla model 3 the #1 seller in the united states  8  Tesla Model 3 sales are a highly informed estimateChart: Clean Technica | Source: Automakers, Clean Technica

EQUITY MARKETS PAYING UP FOR EV EQUITIES

- **EV equities outperforming**
  - TSLA and others up dramatically in 2020
- **$50B market cap for EV SPAC mergers**

NIKOLA HYLIION FISKER LORDSTOWN CANOO QuantumScape chargepoin+ ROMEO

- **Private capital investing aggressively**
  - Rivian has raised over $5B in past 18 months
- **Battery raw materials stocks lagging**
  - LIT ETF up only 45% ytd, largely driven by TSLA

YTD SHARE PRICE PERFORMANCE



669%
WKHS
469%
NIO
463%
BLNK
383%
TSLA
280%
FUV
135%
NKLA
45%
LIT
0%
100%
200%
300%
400%
500%
600%
700%

As of 10/2/2020

9

   Growing demand for Lithium hydroxide“lithium: the irreplaceable element of the electric era (“vw”)”  10  Source: Benchmark Mineral Intelligence  LITHIUMis the lightest and most energy-dense metal, making it ideal for energy storage applications  LiOH SHORTAGESare expected by 2023  ChinaProduces the vast majority of the world’s lithium hydroxide  LITHIUM HYDROXIDEis required in the high-nickel cathode materials used in longer-range EVs

   Spodumene The Preferred Feedstock  11  “Lithium extracted from mining … is more stable to extract, easier to scale and generally more sustainable.” VW – April 2019“BMW signs contract with Ganfeng for sustainable lithium from mines in Australia.” BMW – November 2019“Piedmont to supply spodumene concentrate to Tesla.” Piedmont Lithium Limited – September 2020  Source: McKinsey & Co., costs represent indicative 2025 costs for typical South American brine operations and typical Western Australian spodumene operations.  Spodumene is the low-cost source for Lithium Hydroxide  MAJOR AUTO COMPANIES PREFER SPODUMENE-SOURCED HYDROXIDE

   Piedmont IDEALLY Located in the USA’S Auto ALLEY…  12  12    New Orleans    Jacksonville    Tampa Bay    Everglades    Savannah    Wilmington        Baltimore    Wilmington    Charleston    Houston

   …and close to Europe’s growing battery supply chain  13

   Project  USA    #1 US State forBusiness (Forbes )  0%State Mining Royalties  23%Corporate Tax Rate  ~100%of World Lithium Production from 1950s to the 1980s  North Carolina - the cradle of the lithium industry  14

   Low Costs Underpin Strong Project Economics  15  Source: Updated Scoping Study. Refer to the announcement dated August 7, 2019.  US$218 MRun-rate EBITDA  US$1.1 BAfter-tax NPV  26%After-tax IRR      25 YearProject Life

   SALES AGREEMENT WITH TESLA  16    Binding agreement5-year initial termFixed priceFirst shipments 2022-23

DEVELOPMENT SCENARIOS

PLL

MERCHANT

Spodumene Supply from the Market

Capacity of 22,700 t/y LiOH

25 Year Chemical Plant Life

World's Lowest Cost Merchant Producer[2]

$714M NPV – 26% IRR[1]

$149M run rate EBITDA[1]

Initial Capex – $377M[1]



USA
PIEDMONT PROJECT
PIEDMONT LITHIUM
CHEMICAL PLANT

PLL

INTEGRATED

Spodumene from Piedmont Mine / Concentrator

Capacity of 22,700 t/y LiOH

25 Year Mine & Chemical Plant Life

World's Lowest Cost Producer[2]

$1.1B NPV – 26% IRR[1]

$218M run rate EBITDA[1]

Initial Capex - $545M[1]

1. Source: Estimated values previously announced in Company announcement "Chemical Plant PFS Demonstrates Exceptional Economics and Optionality of USA Location" dated May 26, 2020
2. Based on Roskill's forecasted 2028 all-in sustaining cost curve for lithium hydroxide production

17

Nasdaq : PLL ASX : PLL PIEDMONT LITHIUM

   Location Drives Low Production Costs  18    North Carolina  Western Australia  Quebec  Personnel ($/y avg.)  $90,000  $150,000  $155,000  Camp  No  Yes  Yes  Daily Avg. Jan Temp  39°F  88°F  -4°F  Daily Avg. July Temp  77°F  67°F  63°F  Electricity (kWh)  5.5c  17c  4c  Natural Gas (Gi)  $3.68  $7.15  $12.54  Transport Distance  20 miles  300 miles  500 miles  SC6 Transport (T)  $6  $46  $65  Heated Transport  No  No  Yes  State Royalties  0%  5%  0%  Effective Tax Rate  23%  30%  33%                                                                                  INTEGRATED  merchant  PIEDMONT VS. REMOTE SPODUMENE PRODUCERS

CATALYSTS TO DRIVE SHAREHOLDER VALUE

- ❑ Key Accomplishments
  - ☑ Build core leadership team
  - ☑ First-mover land position on TSB
  - ☑ Mineral Resource of 27.9Mt at 1.11% Li_2O
  - ☑ Section 404 permit received
  - ☑ PFS demonstrating strong economics
  - ☑ US IPO to fund to construction decision
  - ☑ Sales agreement with Tesla
- ❑ Milestones for the Next 12 Months
  - ❑ Drill to expand mineral resources
  - ❑ Pilot plant metallurgical studies
  - ❑ Permit Kings Mountain site
  - ❑ Sign additional sales agreements
    - ❑ Lithium hydroxide
    - ❑ Quartz, feldspar and mica
  - ❑ Build project development team
  - ❑ Complete definitive feasibility studies
  - ❑ Appoint financial advisor to evaluate strategic and financing options



Market Cap
Debt
MARKET CAP – US$M
1,750
1,500
1,250
1,000
750
500
250
-
302
525
1,336
1,398
246
PLL
KDR
LAC
LTHM

Notes: Market caps as of 10/2/20; KDR represents M&A transaction value.

Nasdaq : PLL ASX : PLL PIEDMONT LITHIUM

19

THE PIEDMONT VALUE PROPOSITION

Electric Vehicle Demand Accelerating	▪ Electric vehicle (EV) penetration projected to grow from ~3% to ~30% by 2030 ▪ EV equities are at all-time highs as investors price in the electrification mega-trend
EVs Require Lithium	▪ Volkswagen describes lithium as the 'irreplaceable element of the electric era' ▪ Other materials can vary but a relatively stable lithium content is required in all Li-ion batteries
Lithium Hydroxide is Taking Share	▪ Lithium hydroxide (LiOH) is required for high-nickel batteries in longer-range vehicles ▪ LiOH demand expected to grow 21% per year through 2040
Spodumene the Preferred Feedstock	▪ Piedmont will produce LiOH from spodumene, the feedstock preferred by western OEMs ▪ Piedmont has a large, high-grade spodumene resource on the Carolina Tin-Spodumene Belt
OEMs Seeking Ex-China Supply	▪ China produces ~83% of the world's lithium hydroxide ▪ Piedmont is developing the only conventional lithium project in the United States
World-Class Project	▪ Project is world-class in terms of scale and economics with NPV of $1.1B for integrated project ▪ Business model is uniquely scalable given US location and global availability of spodumene
Sales Agreement with Tesla	▪ Piedmont has executed a binding sales agreement with Tesla ▪ 5-year fixed price agreement to supply spodumene concentrate

LITHIUM HYDROXIDE…FROM SPODUMENE…IN THE UNITED STATES

20

Nasdaq : PLL ASX : PLL PIEDMONT LITHIUM

 BACKGROUND MATERIALS

USA
PIEDMONT
LITHIUM
PROJECT

HIGH-GRADE RESOURCE WITH VAST UPSIDE

PLL

Mineral Resources 27.9 Mt @ 1.11% Li_2O

- 764,000 tonnes of contained LCE
- 100% of the lithium is attributable to spodumene mineralization
- Shallow open pits – 74% of resource within 100m of surface and 97% within 150m
- Open along strike and at depth




SGS



OPEN ALONG
STRIKE AND AT DEPTH

SHALLOW
OPEN PIT QUARRYING

PURE SPODUMENE
MINERALOGY

ABUNDANT
CLEAN PROCESS WATER

85% RECOVERIES
BASED ON TESTWORK & 50 YEARS OF TSB PRECEDENT

22

BY-PRODUCTS SERVE IMPORTANT MARKETS WHILE PROVIDING IMPORTANT CREDITS TO OPERATING COSTS

QUARTZ


Solar Panel Glass


Composites


Technical Glass

FELDSPAR


Architectural Glass


Industrial Ceramics


Coatings

MICA


Cosmetics


Automotive Paints


Welding Rods

23

Nasdaq : PLL ASX : PLL PIEDMONT LITHIUM

LEADERSHIP TEAM

KEITH PHILLIPS
President & CEO

30+ years Wall Street experience with JPMorgan, Merrill Lynch & Goldman Sachs

PATRICK BRINDLE
VP – Project Management

20+ years US and global engineering, procurement and construction experience

LAMONT LEATHERMAN
VP – Chief Geologist

25+ years as an exploration geologist, senior positions in BHP in the Carolinas

TIM MCKENNA
Government Relations

30+ years government relations, including with Rockwood Lithium and Lithium X

TASO ARIMA
Founder and Director

Visionary natural resources entrepreneur; founder of multiple companies

AUSTIN DEVANEY
VP – Sales & Marketing

Lithium industry veteran; head of sales and customer excellence for Albemarle

DAVID BUCKLEY
VP – Process Engineering

25+ years lithium extraction and conversion expert, ex-Livent and Albemarle

GREG SWAN
Corporate Secretary

15+ years accounting and governance experience with public companies

TECHNICAL CONSULTANTS

HATCH

PRIMERO

MARSHALL MILLER & ASSOCIATES

SGS

HDR

CSA

24

SPODUMENE PROJECTS EXIST WORLDWIDE, BUT 100% OF LIOH CONVERSION OCCURS IN CHINA


FRONTIER
GALAXY
CriticalElements
NEMASKA LITHIUM
SAYONA
LITHIUM
PIEDMONT
SAVANNAH
KELIBER
EUROPEAN
KODAL MINERALS
MALI LITHIUM
IronRidge
AMG
SIGMA LITHIUM
AVZ
BIKITA MINERALS
CORE LITHIUM
ALTURA
PILBARA MINERALS
TALISON LITHIUM
Neometals
Liontown
Operating Spodumene Conversion Plant

LiOH

~100%
of World Spodumene Production is Converted in China

CHINA
Produces Most of the World's Lithium Hydroxide

US AND EUROPEAN
Auto Companies Seeking to Localize Supply Chains

NORTH CAROLINA
is an Ideal Location for Merchant Conversion

25

LITHIUM 101

LITHIUM: THE IRREPLACEABLE ELEMENT OF THE ELECTRIC ERA[1]



MINING
REFINING
CATHODE PRODUCTION
BATTERY PRODUCTION
ELECTRIC VEHICLE PRODUCTION



LITHIUM DEMAND BY MARKET
Glass & Ceramics
Lubricant/Grease
Metallurgy
Air Treatment
Medical
Other
Battery
MILLIONS
0
1
2
3
4
5
6
0.1
0.2
0.7
1.7
3.2
5.0
2015
2020
2025
2030
2035
2040

SOURCES OF LITHIUM



Structure of Lithium-ion battery
Cathode



LITHIUM RAW MINERAL SUPPLY IN 2019
Other 5%
China 10%
Argentina 10%
Chile 25%
Australia 50%



LITHIUM HYDROXIDE SUPPLY IN 2019
USA 4%
Chile 13%
China

Source: Volkswagen



LITHIUM DEMAND BY MARKET IN 2019
Air treatment 3%
Medical 2%
Metallurgy 4%
Lubricants 9%
Other 12%
Glass & Ceramics 17%
Battery 53%

Source: Benchmark Intelligence Lithium Forecast Q2 2020

26

811 Battery cell cost BREAKDOWN  27  Source: Benchmark Mineral Intelligence

 Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe Project’s Core Property Mineral Resource of 25.1Mt @ 1.09% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.The information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at www.sec.gov.Competent Persons StatementsThe information in this presentation that relates to Exploration Results, Mineral Resources, Metallurgical Testwork Results, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated May 26, 2020 which is available to view on the Company’s website at www.piedmontlithium.com.Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcement; b) all material assumptions and technical parameters underpinning Mineral Resources, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcement.  28

 Powering America’s Clean Energy TransitionOctober 2020  LITHIUM – MADE IN THE USA  Keith D. Phillips – President and CEO   +1 973 809 0505  kphillips@piedmontlithium.com  Head Office | 32 N Main Street | Suite 100 | Belmont, NC 28012 | USAExploration Office | 5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016 | USARegistered Office | 28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia  www.piedmontlithium.com